MEDCOSHARE, INC.
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

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GLOBAL ACCOUNTING SERVICES CPA, P.C.

MedCoShare, Inc.
Table of Contents
September 30, 2020

Accountant's Review Report

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GLOBAL ACCOUNTING SERVICES CPA, P.C.

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500 BI-COUNTY BOULEVARD SUITE 217N   FARMINGDALE, NEW YORK 11735
TEL 631.694.5000   FAX 631.396.1265   WWW.GLOBALTAXPRO.COM

Report of Independent Certified Public Accountant's

MedCoShare, Inc.
Philadelphia, PA 19125

We have reviewed the accompanying financial statements of MedCoShare, Inc., which comprise the balance sheet as of September 30, 2020, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Global Accounting Services CPA, P.C.

Global Accounting Services CPA, P.C.

December 3, 2020
Farmingdale, New York

MedCoShare, Inc.
Balance Sheet
For the Nine Months Ended September 30, 2020 and the Twelve Months Ended December 31, 2019

		2020	2019
Current Assets:			
Cash	(Note 2)	$ 70,955	$ 188,336
Total Current Assets		$ 70,955	$ 188,336
Property and Equipment, at cost Net of Accumulated Depreciation of $ 1,548 and $ 0	(Note 3)	$ 35,906	$ -
Other Assets:			
Security deposit	(Note 5)	$ 37,458	$ -
Total Assets		$ 144,319	$ 188,336

See Accompanying Notes to Financial Statements and Accountant's Review Report

GLOBAL ACCOUNTING SERVICES CPA, P.C.

MedCoShare, Inc.
Balance Sheet
For the Nine Months Ended September 30, 2020 and the Twelve Months Ended December 31, 2019

<u>Liabilities and Stockholders' Equity</u>

		2020	2019
Current Liabilities:			
Accounts payable	(Note 4)	-	80
Total Current Liabilities		$ -	$ 80
Long Term Liabilities:		$ -	$ -
Total Liabilities		$ -	$ 80
Stockholders' Equity:			
Capital stock - xxx Shares Issued and Outstanding		$ 200,000	$ 200,000
Retained (Deficit)		(55,681)	(11,744)
Total Stockholders' Equity		$ 144,319	$ 188,256
Total Liabilities and Stockholders' Equity		$ 144,319	$ 188,336

See Accompanying Notes to Financial Statements and Accountant's Review Report

GLOBAL ACCOUNTING SERVICES CPA, P.C.

MedCoShare, Inc.
Statement of Operations
For the Nine Months Ended September 30, 2020 and the Twelve Months Ended December 31, 2019

	2020	2019
Sales - net	$ 7,591	$ -
General and administrative expenses	53,980	11,744
Net Income Before Depreciation Expense	$ (46,389)	$ (11,744)
Depreciation and amortization expense	1,548	-
Net Income Before and Other Income	$ (47,937)	$ (11,744)
Federal Grant	4,000	-
Net Income/(Loss)	$ (43,937)	$ (11,744)

See Accompanying Notes to Financial Statements and Accountant's Review Report

GLOBAL ACCOUNTING SERVICES CPA, P.C.

Exhibit C

MedCoShare, Inc.
Statement of Retained (Deficit)
For the Nine Months Ended September 30, 2020 and the Twelve Months Ended December 31, 2019

	2020	2019
Retained (Deficit)		
Balance, August 10, 2019 and January 1, 2020	$ (11,744)	$ -
Net (Loss)	(43,937)	(11,744)
Balance, December 31, 2019 and September 30, 2020	$ (55,681)	$ (11,744)

See Accompanying Notes to Financial Statements and Accountant's Review Report

GLOBAL ACCOUNTING SERVICES CPA, P.C.

MedCoShare, Inc.
Statement of Cash Flows
For the Nine Months Ended September 30, 2020 and the Twelve Months Ended December 31, 2019

	2020	2019
Cash Flows from Operating Activities:		
Net income	$ (43,937)	$ (11,744)
Non-cash Expenses, Revenue and Losses Included in Net Income:		
Depreciation expense	1,548	-
Net (Increase)/Decrease in assets:		
Security deposit	(37,458)	-
Net Increase/(Decrease) in Liabilities:		
Accounts payable - trade	(80)	80
Net Cash Provided by Operating Activities	$ (79,927)	$ (11,664)
Cash Flows from Investing Activities:		
Leasehold improvements	$ (34,470)	$ -
Equipment purchases	(2,984)	-
Net Cash Used by Investing Activities	$ (37,454)	$ -
Cash Flows from Financing Activities:		
Capital stock contribution	$ -	$ 200,000
Net Cash provided by Financing Activities	$ -	$ 200,000
Net Increase/(Decrease) in Cash	$ (117,381)	$ 188,336
Cash Balance - Beginning	188,336	-
Cash Balance - Ending	$ 70,955	$ 188,336

MEDCOSHARE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2020

Note 1:   <u>Summary of Significant Accounting Policies</u>

<u>Organization</u> - The Company was incorporated on July 29, 2019 under the state laws of Delaware and registered as a Foreign Company in the state of Pennsylvania on August 10, 2019. The principal activity of the Company is to provide office space for physicians and healthcare practitioners, who serve the public in private practice, throughout the United States of America.

<u>Accounts Receivable</u> - As of the balance sheet date, there are no outstanding accounts receivable and as a result there are no reserves for bad debts. Bad debt expense will be recognized using the direct write-off method when such receivables are determined to be uncollectible.

<u>Revenue and Cost Recognition</u> - The Company follows the accrual method of accounting, consistent with generally accepted accounting principles, for their financial statement reporting and they utilize the cash method of accounting for their respective income tax returns.

<u>Fixed Assets</u>- Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets by using straight-line and declining balance methods of depreciation over a ten-year period. Repair and maintenance costs are expensed, while additions and betterments are capitalized.

The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

<u>Income Taxes</u> – The Company files its Corporate Income Tax Returns as a "C" Corporation. No Income Tax accrual has been made on these financial statements as the company has not accrued any income tax liability.

<u>Concentration of Credit Risk</u> - The Company engages principally in providing office space for the healthcare community. The Company performs ongoing credit evaluations of its tenant's financial condition and generally requires no collateral. Actual losses have been within management's expectations and have not been material in any period.

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GLOBAL ACCOUNTING SERVICES CPA, P.C.

MEDCOSHARE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2020

Note 1 Cont'd:

Note 2:   **Cash and Cash Equivalents**

The Company maintains its cash balances in one financial institution, whereas the balances are insured by the Federal Deposit Insurance Corporation up to $250,000 for all accounts per each banking institution.   As of September 30, 2020 the Company does not have any uninsured balances.

As of September 30, 2020 the Company's cash balances were comprised as follows:

Operating Account	$ 70,955

Note 3:   **Property and Equipment**

	Cost	Life
Furniture	$ 2,985	10 years
Leasehold Improvements	34,469	10 years
Accumulated Amortization and Depreciation	(1,548)	
Net Total	$ 35,906	

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MEDCOSHARE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2020

Note 4:   **Accounts Payable**

The Company has no accounts payable as of September 30, 2020.

Note 5:   **Commitments and Contingency**

The Company has entered into a commercial lease date January 8, 2020. This lease is a ten year term lease with an option to renew the time period for an additional five years. As an inducement with the execution of this lease the Company has a paid a security deposit of $37,458 and personal guarantees have been executed by the individual shareholders.

The Company's approximated future obligations on this lease over the next five years are as follows:

2020	$18,729
2021	77,160
2022	79,476
2023	81,852
2024	84,312

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SUPPLEMENTARY INFORMATION

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GLOBAL ACCOUNTING SERVICES CPA, P.C.

MedCoShare, Inc.
Schedule of General and Administrative Expenses
For the Nine Months Ended September 30, 2020 and the Twelve Months Ended December 31, 2019

	2020	2019
Advertising and marketing expenses	$ 6,892	$ -
Cleaning and maintenace expenses	891	-
Dues and subscription expenses	1,812	-
Insurance expense	438	-
Professional fees	2,850	8,750
License and permits expense	306	-
Entertainment expense	698	136
Office expense	5,914	2,245
Rent expense	23,266	-
Repairs and maintenace expense	854	-
Subcontractor expense	4,835	-
Travel expense	62	-
Utilities expense	1,182	-
Taxes - Other	3,968	-
Website hosting expense	12	613
Total General and Administrative Expenses	**$ 53,980**	**$ 11,744**

See Accompanying Notes to Financial Statements and Accountant's Review Report

GLOBAL ACCOUNTING SERVICES CPA, P.C.